Exhibit 3.2

AMENDMENT TO FOURTH RESTATED AND AMENDED

ARTICLES OF INCORPORATION

OF

AVI BIOPHARMA, INC.

1. Amendment to Article I. Article I is hereby amended in its entirety to read as follows:

“ARTICLE I.

Name

The name of the Corporation is Sarepta Therapeutics, Inc.”

2. Amendment to Article II. Section 2.1 of Article II is hereby amended in its entirety to read as follows:

“2.1 Authorized Capital. The Corporation is authorized to issue two classes of stock which are designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of stock which the Corporation shall have authority to issue shall be 53,333,333, consisting of 50,000,000 shares of Common Stock, having $0.0001 par value per share, and 3,333,333 shares of Preferred Stock, having $0.0001 par value per share.”

Article II is hereby amended to insert the following Section 2.1 A immediately following Section 2.1:

“2.1A Reverse Stock Split. Effective upon the filing date of these Articles of Amendment (the “Effective Time”), the Corporation shall effect a reverse split in its issued and outstanding shares of Common Stock so that the shares currently issued and outstanding shall be reverse split, or consolidated, on a l-for-6 basis, and shareholders shall receive one share of the Corporation’s post-split Common Stock for each six shares of Common Stock held by them prior to the reverse split (the “Reverse Stock Split”). in lieu of any fractional share to which a holder would otherwise be entitled, after aggregating all such fractions of a share, such holder shall be entitled to receive cash in an amount equal to the product obtained by multiplying such fraction by the average closing price of the Corporation’s Common Stock as quoted on the Nasdaq Global Market for the five trading days immediately preceding the filing date of these Articles of Amendment, such payment to be made by the Corporation upon surrender of a certificate or certificates representing the shares of Common Stock of the Corporation issued and outstanding immediately prior to the Effective Time held by such holder, together with a properly completed and executed transmittal form, which shall be provided to all shareholders of record, to the Corporation’s transfer agent acting on the Corporation’s behalf. The Corporation’s transfer agent, acting on the Corporation’s behalf, shall provide certificates representing the split consolidated and reclassified shares of Common Stock of the Corporation in exchange for and upon receipt and surrender of certificates representing shares of the Common Stock of the

Corporation issued and outstanding immediately prior to the Effective Time. From and after the Effective Time, certificates representing shares of Common Stock of the Corporation issued and outstanding immediately prior to the Effective Time until they are surrendered shall represent only the right of the holders thereof to receive shares of the split, consolidated and reclassified shares of Common Stock of the Corporation resulting from the Reverse Stock Split.

* * *

Except as amended above in this Amendment, the Fourth Restated and Amended Articles of Incorporation shall remain in full force and effect.